February 15, 2013

VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander (Brasil) S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 6-K filed October 25, 2012
File No. 001-34476

Dear Ms. Hayes:

On behalf of Banco Santander (Brasil) S.A.. (“Santander Brasil” or the “Bank”), I hereby submit Santander Brasil’s responses to certain of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander Brasil. I respectfully advise the Staff that the Bank continues to analyze certain other comments provided by the Staff and the responses set forth herein constitute a partial response to your letter dated December 28, 2012.  The Bank will provide responses for the remaining comments not addressed in this letter as soon as possible.

I set forth below our responses to each of the Staff’s comments numbered 1, 2, 5, 6, 9, 13, 16, 26, 27 and 33, indicating each comment in boldface text with our response below. All references to page numbers in Santander Brasil’s responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Annual Report on Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for Fiscal Year Ended December 31, 2012

Cover page

1. Please ensure in future filings that the file number listed on the cover page is consistent with the file number used to file your document on Edgar.

Response:

In response to the Staff’s comment, we will ensure that in future filings we use the Commission File Number of 001-34476 on the cover page of Form 20-F and our other filings with the Commission pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “34 Act”), so that it is consistent with the file number used to file the Bank’s documents on EDGAR pursuant to the 34 Act.

Market Share and Other Information, page 2

2. Please revise future filings to remove the disclaimer regarding the accuracy of the market information or industry data included in your filing. For example, we note your disclosure that you do not guarantee the accuracy and completeness of such information, that you have not independently verified such information, or that you do not make any representation as to the accuracy of such information.

Response:

We acknowledge the Staff’s comment and we will revise the disclosure in future filings as shown below:

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. This data is updated to the latest available information for 2012. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing), or “ABEL”; the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or “ABECIP”, the national association of credit institutions, financing and investment (Associação Nacional das Instituições de Crédito, Financiamento e Investimento) or “ACREFI”; the Brazilian bank federation (FEBRABAN-Federação Brasileira de Bancos), or “FEBRABAN”; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”; the Brazilian Institute of Geography and Statistics, or the “IBGE”; the Brazilian Central Bank; the Central Bank system (Sistema do Banco Central), or “SISBACEN”, a Brazilian Central Bank database; the Getúlio Vargas Foundation (FGV — Fundação Getúlio Vargas), or “FGV”; the Superintendency of Private Insurance (Superintendência de Seguros Privados), or “SUSEP”; the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA”; and the national federation of private retirement and life insurance (Federação Nacional de Previdência Privada e Vida), or “FENAPREVI”, among others. ~~Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed~~. ~~Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation as to the accuracy of such information.~~

Holders of our units and our ADSs may not receive any dividends . . . , page 20

5. Please revise this risk factor to include additional information regarding dividends in recent periods, including quantification of the mandatory dividends and the amounts paid to shareholders and whether you have suspended the mandatory distribution.

Response:

We acknowledge the Staff’s comment and we will revise the disclosure in future filings as shown below:

Holders of our units and our ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law (“adjusted net income”), which may differ significantly from our net income as ~~calculated~~determined under IFRS.  This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian corporate law ~~method~~ and may not be available to be paid as dividends or interest on shareholders’ equity.  Additionally, Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends and interest on shareholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability.  We paid R$xxx, R$xxx and R$xxx (or R$xxx, R$xxx and R$xxx per unit) as dividends and interest on shareholders’ equity in each of 2010, 2011 and 2012 in accordance with our dividend policy.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Dividends”.

As a holder for ADSs you will have different shareholders’ rights . . . , page 21

6. We note your disclosure in this section as well as your disclosure in the third risk factor on page 20 that holders of your ADSs “will be unable to enforce directly the rights of shareholders under [y]our by-laws and Brazilian corporate law,” the first full risk factor on page 21 regarding judgments of Brazilian courts, and your disclosure on page 212 regarding arbitration. Please revise to further explain the rights of your shareholders or holders of your ADSs, how your shareholders may enforce their rights, and the limitations on the ability of your shareholders to enforce their rights.

Response:

In response to the Staff’s comment, we propose to revise the relevant disclosure in future filings as shown below:

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our by-laws and Brazilian corporate law.  Holders of ADSs may exercise voting rights with respect to the units represented by ADSs only in accordance with the deposit agreement governing the ADSs.  Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders.  For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil.  Holders of our units will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy.  By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the American Depositary Receipts (“ADRs”) depositary following our notice to the depositary requesting the depository to do so.  To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis on how they wish to vote.  This voting process necessarily will take longer for holders of ADSs than for holders of our units or shares.  If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote the units underlying their ADSs.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions.  Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the units underlying their ADSs are not voted as requested.

Judgments of Brazilian courts with respect to our units or ADSs will be payable only in reais.

Our bylaws provide that we, our shareholders, our directors and officers, and the members of our fiscal council shall submit to arbitration any and all disputes or controversies which may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian corporate law, our by-laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets in addition to the listing regulations of the Level 2 segment of the BM&FBOVESPA, our listing agreement for adhesion to the Level 2 segment of the BM&FBOVESPA, and those of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADSs, we will not be required to discharge our obligations in a currency other than reais.  Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADSs.

As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our by-laws and Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.  ~~Under Brazilian corporate law~~

Holders of our common shares are allowed to vote in our shareholders’ meetings, and each common share shall entitle its owner to one vote. Our preferred shares only allow voting rights in respect of a few matters.  See “Item 10. Additional Information—B.  Memorandum and Articles of Association”.

Holders of ADSs are not direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our by-laws and Brazilian corporate law.  Holders of ADSs may exercise voting rights with respect to the units represented by ADSs only in accordance with the deposit agreement governing the ADSs.  See “—Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.”

Thus, Uunder Brazilian corporate law, ~~you~~ holders of the units and the holders of just the preferred shares may have fewer and less well-defined rights to protect ~~you're~~ their interests relative to actions taken by our board of directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian corporate law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions.  In addition, in Brazil, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the preferred shares underlying ADSs.

Impaired Assets, page 63

9. We note that you disclose net loan charge-offs as a percentage of total loans as of the balance sheet dates presented. We do not object to this disclosure; however, we do not believe this presentation meets the disclosure requirements of Industry Guide 3. Please revise your future filings to add presentation of net loan charge-offs as a percentage of average loans outstanding. Refer to Item IV.A of Industry Guide 3.

Response:

We acknowledge the Staff’s comment and will provide disclosure  of net loan charge-offs as a percentage of average total loans in future filings, as follows:

	2011	2010	2009	2008	2007
Net loan charge-offs as a percentage of total loans	4.7%	6.2%	6.2%	2.3%	4.7%
Net loan charge-offs as a percentage of average total loans	5.3%	6.7%	6.3%	3.4%	5.1%

Critical Accounting Policies, page 115

Impairment, page 117

13. We note your disclosure regarding your goodwill impairment test here and in Note 13. Based on your disclosure on page F-39, it appears that you assigned all remaining goodwill to a single cash generating unit, Banco ABN Amro Real S.A. at December 31, 2011. Please revise your future filings to disclose whether the fair value of the cash generating unit is significantly in excess of your cost basis. If it is not, disclose the amount or percentage by which the fair value exceeds the cost basis as of the date of the most recent impairment test.

Response:

We respectfully inform the Staff that the Bank has assigned all goodwill to a single cash generating unit at December 31, 2011: Banco ABN Amro Real S.A., which corresponds to the operating segment Commercial Banking.

As a result of the impairment test for the period ended December 31, 2011, the recoverable amount of the cash generating unit exceeded significantly the cost basis. Thus, we did not identify any evidence of impairment.

We will revise our future filings to include disclosure describing the relationship between fair value and the cost basis of the cash generating unit as of the date of the most recent impairment test, as shown below:

“Impairment

Certain assets, including goodwill, other intangible assets, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review.  We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable.  Assessment of what constitutes impairment is a matter of significant judgment.

We test goodwill and other intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired.  An impairment loss recognized for goodwill may not be reversed in a subsequent period.  The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions.  Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period.  The carrying value is reviewed in order to determine whether an impairment loss has been incurred.

Evaluation for impairment includes both quantitative and qualitative considerations.  For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due.  Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered.  “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss.  Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event.  Impairments on equity securities may not be reversed.

As a result of the impairment test of goodwill for 2012 and 2011 the recoverable amount of the cash generating unit was not at or near to its carrying amount. The recoverable amount is considered to be near to its carrying amount when changes in the key assumptions on which the recoverable amounts of the cash-generating unit is based makes that the recoverable amount is below the carrying amount

In addition, we did not identify any impairment of tangible assets in 2012and 2011 (see notes 13 and 12, respectively, to our audited consolidated financial statements). In 2009, we recorded R$819 million of provision for impairment losses on contracts for providing banking services. See note 14 to our audited consolidated financial statements.”

Dividend Policy, page 189

16. You disclose that you currently recommend to your shareholders to distribute 50% of your yearly adjusted net income as dividends and/or interest attributable to shareholders’ equity. You also state that your by-laws provide that an amount equal to at least 25% of your adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders’ equity in any given year, and this amount represents the mandatory dividend. As your calculations of adjusted net income and allocations to reserves for any year and the amount available for distribution are determined on a Brazilian GAAP basis, please revise your disclosure in future filings to more clearly identify these amounts here or within Note 45. Your revised disclosure should clearly quantify the amounts that were available for dividend and/or interest distribution to common shareholders and ADS shareholders for each year presented as well as the mandatory dividend and/or interest amount for each year presented, such that the reader can identify the amount of all adjustments to Brazilian GAAP net income.

Response:

We acknowledge the Staff’s comment and we will include the requested disclosure in future filings to describe the calculations of adjusted net income and allocations to reserves for any year and the amount available for distribution, as determined pursuant to Brazilian GAAP and as shown below:

	Description	2012	2011	2010
	Net Income attributed under Brazilian GAAP
	(-) Legal Reserve
(a)	(=)Amounts Available for Distribution
	Mandatory Dividends - 25%
	Interest on Shareholder’s Equity
	Dividends
(b)	Total (Interest on Shareholder’s Equity and Dividends)

	Dividends distributed in excess to the Mandatory Dividend

The following table shows the reconciliation of net income under Brazilian GAAP to net income under IFRS, presented in Note 45 ” Supplementary information – Conciliation of shareholders’ equity and net income” of the Financial Statements under IFRS:

Thousands of Reais	Note	2012	2011	2010
Net income attributed under Brazilian GAAP		xxx	3,557,203	3,863,298
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	xxx	18,918	(17,887)
Redesignation of financial instruments to available-for-sale	b	xxx	18,402	(16,300)
Impairment on loans and receivables	c	xxx	907,516	219,630
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	xxx	245,763	82,795
Reversal of goodwill amortization	e	xxx	3,103,452	3,241,146
Realization on purchase price adjustments	f	xxx	69,013	(87,581)
Pension plan discount rate	h	xxx	–	(1,082)
Others		xxx	(172,342)	98,074
Net income attributed to the parent under IFRS		xxx	7,747,925	7,382,093
Non-controlling interest under IFRS		xxx	7,928	481
Net income (including non-controlling interest) under IFRS		xxx	7,755,853	7,382,574

j) Accounting for leases, page F-22

26. We note your disclosure that when consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is generally the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties. Please clarify whether the guaranteed residual value would always be equal to the exercise price of the lessee’s purchase option at the end of the lease term. As part of your response, clarify the types of leases that have guaranteed residual values that work in this fashion.

Response:

We acknowledge the Staff’s comment and we would like to clarify that the guaranteed residual value for financial leases is in fact always equal to the exercise price of the purchase option of the lessee at the end of the lease term. We will revise the relevant disclosure on page F-23 in future filings to clarify the Bank’s actual practice, as follows:

“When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and  the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is ~~generally~~ the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.”

q) Provision of contingent assets and liabilities, page F-25

27. Your disclosure appears to separately address judicial proceedings from administrative proceedings. You disclose that you believe that the provisions made are sufficient to cover losses from judicial proceedings, and you believe that, in aggregate, judicial proceedings will not have a significant impact on your results, cash flow, or financial condition. It appears that you have not addressed your losses related to administrative proceedings in this disclosure, and we note that the use of the term “significant” is confusing. Please revise your future filings to state, if true, that you believe the provisions made are sufficient to cover losses from judicial and administrative proceedings, and that you believe such losses, in the aggregate, will not have a material impact on your results of operations, cash flows, or financial condition.
Response:

We  acknowledge the Staff’s comment and we believes that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings and we believe that such losses, in the aggregate, will not have a material impact on our results of operations, cash flows, or financial condition.

22. Provisions, page F-44

d) Provisions for judicial and administrative proceedings . . . , page F-49

33. We note your disclosure on pages 186 and 188 where you separately state the probable loss as well as the possible loss related to your tax litigation, labor litigation, and civil litigation. It appears that you have identified tax, labor, civil, and other litigation as your classes of provision and contingent liabilities. Please tell us whether this is true, and if so, please revise your Note disclosure in future filings to include quantification of each of the four classes of provisions and of contingent liabilities as of the balance sheet dates presented and activity for the periods presented. Refer to paragraphs 84 and 86 of IAS 37. Also, provide a link between the provision and the contingent liability to the extent that the provision and contingent liability arise from the same set of circumstances. Refer to paragraph 88 of IAS 37.
Response:

In response to the Staff’s comment, we propose to revise the relevant disclosure in future filings according with IAS 37, and include the disclosure shown below (we advise the Staff that the changes included below are not shown as struck through or underlined due to the extensive nature of the changes, primarily movements in the order of the disclosure and the insertion of clarifying language):

10. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2012	2011	2010
Provisions for pensions funds and similar obligations	X	1,246,040	1,190,108
Provisions for judicial and administrative proceedings, commitments and other provisions	X	8,269,255	8,205,053
Judicial and administrative proceedings under the responsibility of former controlling stockholders	X	992,687	–
Judicial and administrative proceedings:	X	6,398,333	7,267,675

Civil	X	1,333,671	1,444,209
Labor	X	3,337,579	2,839,619
Tax and Social Security	X	1,727,083	2,983,847
Others provisions (1)	X	878,235	937,378
Total	X	9,515,295	9,395,161

(1)	Includes provision for compensation fund for salary variation (FCVS) and others provisions.

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving  civil,  labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

b.1) Tax and Social Security Proceedings

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$xxx  (2011 - R$6,833,010 and 2010 - R$5,119,731): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law  9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$xxx (2011 - R$979,938 and 2010 - R$848,734) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss risk and therefore fully registered as a tax and social security provision. The main topics discussed in these lawsuits are:

• CSLL - equal tax treatment - R$xxx (2011 - R$49,314 and 2010 - R$278,194) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Tax on Services  for Financial Institutions (ISS) - R$xxx (2011 - R$542,443 and 2010 - R$473,371): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$xxx (2011 - R$288,137 and 2010 - R$259,526): The Bank and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Labor Proceedings

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

b.3) Civil Proceedings

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover collective assessment, the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

Tax lawsuits classified as possible loss risk, totaled R$xxx billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2012 amounts related to these claims are approximately R$xxx million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2012 amounts related to this period are approximately R$xxx million.

• Credit Losses - The Bank its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of December 31, 2012 the amount related to this challenge is approximately R$xxx million.

• CSLL - Tax rate increase - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• CSLL - Favorable and unappealable decision - The Bank challenged the Federal Revenue Services of Brazil allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of December 31, 2012 amounts related to these actions are approximately R$xxx million.

• Social Security Contribution – Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since  consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2012 amounts related to these proceedings totaled approximately R$xxx million.

• IRPJ and CSLL - Capital Gain - The Federal Revenue Service of Brazil issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2012 the amount related to this proceeding is approximately R$xxx million.

The labor lawsuits classified as possible loss risk totaled R$xxx billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$xxx billion.

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$xxx, R$xxx and R$xxx (2011 - R$969,485, R$14,150 and R$9,052 and 2010 - R$455,841, R$30,764 and R$7,180), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed  these lawsuits have guarantees of fully reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

* * * *

In addition, as requested, we acknowledge that:

•	Santander Brasil is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander Brasil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 20-F for the year ended December 31, 2012. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +55-11 3553-3300.

Banco Santander (Brasil) S.A.

By:	/s/ Carlos Alberto Lopéz Galán
Name: Carlos Alberto Lopéz Galán
Title: Vice-President Executive Officer

By:	/s/ Reginaldo Antonio Ribeiro
Name: Reginaldo Antonio Ribeiro
Title: Executive Officer